SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  3)*

Rand Capital Corporation
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
752185108
(CUSIP Number)
Bruce Howard User-Friendly Phone Book, LLC Chief Executive Officer 10200 Grogan’s Mill Road, Suite 440 The Woodlands, TX 77380	with copies to: Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752185108

1.	Names of reporting persons User-Friendly Phone Book, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,455,993*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,455,993*

11.	Aggregate amount beneficially owned by each reporting person	1,455,993*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	23.0%*
14.	Type of reporting person (see instructions)	OO

*Beneficial ownership percentage is based upon 6,321,988 shares of common stock, par value $0.10 per share (the “Common Stock”) of Rand Capital Corporation, a New York corporation (the “Issuer”), issued and outstanding as of March 1, 2019, based on information reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 7, 2019. User-Friendly Phone Book, LLC, a Delaware limited liability company (“UFPB”) is a wholly owned subsidiary of User-Friendly Holding, LLC, a Delaware limited liability company (“UFH” and, together with UFPB, the “Reporting Persons”). As of the date of the filing of this Schedule 13D (the “Filing Date”), UFPB held 1,455,993 shares of Common Stock of the Issuer, or approximately 23.0% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

CUSIP No. 752185108

1.	Names of reporting persons User-Friendly Holding, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,455,993*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,455,993*

11.	Aggregate amount beneficially owned by each reporting person	1,455,993*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	23.0%*
14.	Type of reporting person (see instructions)	OO

*Beneficial ownership percentage is based upon 6,321,988 shares of Common Stock of the Issuer issued and outstanding as of March 1, 2019, based on information reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 7, 2019. As of the Filing Date, UFPB held 1,455,993 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, UFH may be deemed to beneficially own the 1,455,993 shares of Common Stock of the Issuer held by UFPB, or approximately 23.0% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Rand Capital Corporation (the “Issuer”). This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2018 (the “Initial Schedule 13D”), as amended and supplemented by Amendment No. 1, filed June 22, 2018 (“Amendment No. 1”), as amended and supplemented by Amendment No. 2, filed March 27, 2019 (“Amendment No. 2”). The Initial Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, is referred to herein as the “Schedule 13D.” Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following immediately after the last paragraph of the Schedule 13D:

On April 10, 2019, UFPB published a press release (the “Press Release”) which reiterated UFPB’s objections to the proposed transaction with East and UFPB’s intention to vote AGAINST the proposed transaction for the reasons set forth in the Letter.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:  Press Release dated April 10, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2019
(Date)

USER-FRIENDLY PHONE BOOK, LLC

By:	/s/ Bruce Howard

Name:	Bruce Howard
Title:	Chief Executive Officer

USER-FRIENDLY HOLDING, LLC

By:	/s/ Bruce Howard

Name:	Bruce Howard
Title:	Chief Executive Officer

EXHIBIT A

User-Friendly Media

User-Friendly Phone Book, LLC Reiterates its Opposition to the Proposed Transaction between Rand Capital Corporation (NASDAQ:RAND) and East Asset Management, LLC

The Woodlands, Texas, April 10, 2019 - User-Friendly Phone Book, LLC (“User-Friendly”), the largest stockholder of Rand Capital Corporation (the “Company” or “Rand”) (NASDAQ:RAND) , announced today that it continues to oppose the proposed transaction between Rand and East Asset Management, LLC (“East”) that was announced on January 25, 2019. In a letter to the Company’s Board of Directors on March 27, 2019, User-Friendly detailed the reasons for its opposition, which are highlighted below. To date, User-Friendly has not received a response to its letter from the Board of Directors.

User-Friendly intends to vote AGAINST the proposed transaction for the following reasons:

  the $3.00 per share acquisition price is inadequate and represents an approximate 40% discount to the Company’s NAV per share of $4.99 as of December 31, 2018;
  in a transaction in which the Company is selling a 57% controlling interest, the Company should receive a premium for its shares, not an approximate 40% discount to NAV per share;
  current Rand shareholders will suffer substantial dilution as a result of the sale of shares at a price that is below the Company’s current NAV and as a result of a planned Special Dividend of which East will be entitled to receive 57%;
  the financial analyses performed by the Company’s financial advisor were premised on outdated financial information which lead to an undervaluing of the Company’s NAV per share and skews the Adviser’s conclusion on which the Board relied;
  the Adviser’s fee structure under the proposed Investment Management Agreement, including the incentive fee of 20% of the Company’s net capital gains and 20% of the Company’s cumulative net return in excess of 8.75%, creates serious conflicts and misaligns the interest of the Adviser and the Company’s shareholders, and the incentive fees are substantially dilutive to current shareholders’ up-side participation in any of the Company’s investment returns;
  there is no credible support that the value of the assets to be contributed by East, which comprise 52.4% of the aggregate consideration to be received by the Company in the proposed transaction, has been accurately measured;
  East is incentivized to over-value the assets to be contributed, and the Company has failed to provide adequate information regarding the nature of these contributed assets or the process by which the Company and East have agreed on their value;
  there is no assurance that the Company will declare the Special Dividend or any other dividends in the future; and
  the $750,000 termination fee payable by the Company if the proposed transaction were not to be consummated, and the $500,000 fee payable to the Company’s financial advisor are excessive and potentially debilitating to the Company and its shareholders.

Without the Company or the Board of Directors seeking to address any of User-Friendly’s concerns, User-Friendly feels constrained to oppose the transaction, and intends to vote AGAINST the proposed transaction.

About User-Friendly Phone Book

Operating since 1999, User Friendly Media boasts a portfolio of print, digital and mobile marketing solutions for small business. The company’s product suite includes 35 print directories, User Friendly Apps, a mobile app builder, User Friendly Mobile ads, a platform for serving locally-targeted mobile ad impressions and GoLocal247.com, one of the fastest growing local business directory websites in the country.

Contact:

Matthew Bretzius
FischTank Marketing and PR
matt@fischtankpr.com